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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No.)*

                             Arch Capital Group Ltd.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                    G0450A105
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                                 (CUSIP Number)

                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                         Attention: Immanuel Kohn, Esq.
                                 (212) 701-3000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                October 23, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      1

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CUSIP NO. G0450A105
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1                   NAME OF REPORTING PERSONS
                    Robert Clements
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                    I.R.S. Employer Identification No.
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2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (See Instructions)

                    (a) / /
                    (b) / /
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3                   SEC USE ONLY

--------------------------------------------------------------------------------
4                   SOURCE OF FUNDS (See Instructions)

                    PF, OO

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5                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)

                    / /

--------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

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    NUMBER OF       7      SOLE VOTING POWER
     SHARES
                           1,396,337
                    ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED
                           94,861
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                           1,396,337
                    ------------------------------------------------------------
   PERSON WITH      10     SHARED DISPOSITIVE POWER

                           94,861
                    ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    1,523,396

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                    / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          [     ]% (See Item 5(a) below.)

--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON (See Instructions)

                    IN
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ITEM 1.  SECURITY AND ISSUER.

               This statement on Schedule 13D relates to the Common Shares, par value $0.01 per share (the "Common Shares"), of Arch Capital Group Ltd. ("ACGL"). The address of the principal executive offices of ACGL is Wessex House, 45 Reid Street, Hamilton HM 12 Bermuda.

ITEM 2.  IDENTITY AND BACKGROUND.

               (a) The name of the person filing this statement is Robert Clements (the "Reporting Person").

               (b) The business address of the Reporting Person is the address of the principal executive offices of ACGL.

               (c) The present principal occupation of the Reporting Person is serving as Chairman of the board of directors of ACGL (the "Board"). ACGL is a Bermuda public limited liability company that, through its subsidiaries in Bermuda and the United States, provides insurance and reinsurance worldwide. The address of the principal executive offices of ACGL is set forth in Item 1 above.

               (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Reporting Person acquired beneficial ownership of Common Shares on the dates indicated:

                                                                                            Aggregate
Dates of Acquisition                           Number of Shares                           Purchase Price
--------------------        --------------------------------------------------            --------------
September 19 and 28,        An aggregate of 50,000 Common Shares and Class A              $    1,000,000(1)
1995                        Warrants to purchase 39,603 Common Shares (2) (3)

September 11, 1996 and      Class A Warrants to purchase 200,000 Common Shares                          (4)
April 24, 2000

September 11, 1996          Class B Warrants to purchase 150,000 Common Shares                          (5)

September 11, 1996, June    38,300 Common Shares(6)                                       $   665,387.60(1)
11, 1997, November

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
11, 18, 21, 24 and
25, 1997, May 12,
1997, September 15, 1998
and December 26, 2000

April 28, 1998              5,000 Common Shares(2)(7)                                     $      125,625(1)

September 1, 1999           2,004 Common Shares                                                         (8)

May 5, 2000                 24,218 Common Shares                                                        (9)

January 1, 2001             12,500 Common Shares                                                        (10)

January 30, 2001            36,667 Common Shares                                                        (11)

October 23, 2001            1,668,157 restricted Common Shares                                          (12)

November 13, 2001           20,000 Common Shares                                                        (13)

November 19, 2001           21,472 restricted Common Shares                                             (14)

November 20, 2001           93,527 Series A Convertible Preference Shares (the            $    2,000,000
                            "Preference Shares") and  Class A Warrants to purchase
                            9,896 Common Shares (15)

December 11, 2001           50,000 Common Shares                                                        (16)

January 1, 2002             7,282 restricted Common Shares                                              (17)

June 28, 2002               2,295 Preference Shares                                                     (18)

August 16, 2002             2,725 Common Shares                                                         (19)

August 16, 2002             22,029 Common Shares                                                        (20)

September 16, 2002          120,000 Common Shares                                                       (21)

September 16, 2002          15,000 Common Shares                                                        (22)

September 16, 2002          6,839 Common Shares                                                         (23)

October 29, 2002            21,488 Common Shares                                                        (24)

Various                     107,125 unexercised options to purchase Common Shares                       (25)

(1) The purchase price of all securities purchased were purchased with personal funds.

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(2)  Acquired by Taracay Investors ("Taracay"). Taracay is a general partnership, the general partners of which consist of the Reporting Person and members of his family and the managing partner of which is the Reporting Person. The general partnership agreement for Taracay provides for the appointment and removal of the managing partner by a majority of the other partners, with the Reporting Person as the appointed managing partner. The Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, approximately 97% of the securities held by Taracay, which represents the ownership percentage of Taracay partners other than the Reporting Person.

(3) This investment, made in connection with the initial public offering of common stock of ACGL's predecessor, Risk Capital Holdings, Inc., was described in the Registration Statement on Form S-1 for such initial public offering filed on August 11, 1995.

(4) Originally acquired from Marsh & McLennan Risk Capital Holdings, Ltd. ("MMRCH") for service as Chairman and Chief Executive Officer of Marsh & McLennan Risk Capital Corp. ("MMRCC"). This acquisition was previously disclosed in the Reporting Person's Form 4 filed on October 10, 1996. The Reporting Person subsequently transferred Class A Warrants to purchase 120,000 Common Shares to members of his family on January 31, 1997 for $472,800, then re-acquired such Class A Warrants on April 24, 2000 for the same price. These transactions were disclosed in the Reporting Person's Form 4s filed on February 18, 1997 and May 10, 2000. On August 16, 2002, the Reporting Person exercised a portion of these Class A Warrants, as described below.

(5) Acquired from MMRCH for service as Chairman and Chief Executive Officer of MMRCC. The Reporting Person subsequently transferred Class B Warrants to purchase 75,000 Common Shares to the Reporting Person's spouse
     ("Spouse"), after which each of the Reporting Person and Spouse contributed their respective Class B Warrants to two grantor retained annuity trusts for the benefit of themselves and their children. The Reporting Person and Spouse are co-trustees under both trusts. During 1996 to 2000, distributions were made at various times from the trusts to the Reporting Person, Spouse and the Reporting Person's children, with the children as beneficiaries under both trusts. The Reporting Person does not beneficially own Class B Warrants distributed to Spouse. The Class B Warrants are exercisable at $20 per share at any time after ACGL's Common Shares have traded at or above $30 per share for 20 out of 30 consecutive trading days or a change of control (as defined in the Class B Warrants) has occurred and expire on September 11, 2005. They are currently not exercisable within 60 days of the date hereof and therefore are not included in the total number of Common Shares beneficially owned by the Reporting Person. The transactions described in this footnote (5) have been previously disclosed in the Reporting Person's Form 4s filed on February 18, 1997, September 25, 1998, February 3, 1999, February 11, 2000, February 9, 2001 and January 10, 2002, as well as ACGL's Definitive Proxy Statement filed on April 14, 1997.

(6) These acquisitions, which were by open market purchase, were disclosed in the Reporting Person's Form 4s filed on February 18, 1997, December 10, 1997, October 9, 1998, November 4, 1998 and October 29, 1999. Of this amount, (i) 20,000 Common Shares purchased on various dates in 1996 and 1997 were transferred to a grantor retained annuity trust formed on October 23, 2001 for the benefit of the Reporting Person (the "2001 Trust") on November 13, 2001, and (ii) 11,800 Common Shares purchased on various dates in 1997 were sold to ACGL on November 8, 2002, at a price per share based on the market price for the Common Shares as reported on the NASDAQ National Market on the date of the sale, and the Reporting Person used the sale proceeds to repay a loan made to the Reporting Person by a subsidiary of ACGL, as more fully described in

     Item 6 below and as previously disclosed in the Reporting Person's Form 4 filed on November 13, 2002.

(7) This acquisition by Taracay by open market purchase was disclosed on the Reporting Person's Form 4 filed on November 4, 1998.

(8) Granted to the Reporting Person for service as a director on ACGL's Board. This grant was disclosed on the Reporting Person's Form 4 filed on October 29, 1999. Of this amount, 833 Common Shares were transferred to the 2001 Trust on December 11, 2001, as previously disclosed in the Reporting Person's Form 4 filed on November 13, 2002.

(9) Granted under agreements between ACGL and the Reporting Person in connection with Mr. Clements' service as Chairman of ACGL's Board. These grants were described more fully in ACGL's Definitive Proxy Statement filed on April 30, 2001. Of this amount, 12,500 Common Shares were subsequently transferred on December 11, 2001 to the 2001 Trust, as previously disclosed on the Reporting Person's Form 4 filed on November 13, 2002.

(10) Granted as part of the Reporting Person's retention as Chairman of ACGL's Board. This grant was also disclosed in the Reporting Person's Form 4 filed on January 10, 2001.

(11) Granted to the Reporting Person for service as Chairman of ACGL's Board. These grants were described more fully in ACGL's Definitive Proxy Statement filed on April 30, 2001. These grants were also disclosed in the Reporting Person's Form 4 filed on February 9, 2001. All of these Common Shares were subsequently transferred on December 11, 2001 to the 2001 Trust, with 21,488 of the transferred shares subsequently distributed to the Reporting Person pursuant to the terms of the 2001 Trust, all as previously disclosed in the Reporting Person's Form 4 filed on November 13, 2002 and as described in footnote (24) below.

(12) Granted in connection with ACGL's capital infusion in November 2001 for services as Chairman of ACGL's Board. This was described in ACGL's Current Report on Form 8-K filed on November 9, 2001 and the Reporting Person's Form 4 filed on February 14, 2002. This grant was also more fully described in ACGL's Definitive Proxy Statement filed on January 23, 2002. The vesting of these shares was amended in October 2002 such that 60% of the shares vest on October 23, 2002 and the balance of the shares will vest in two equal annual installments over a period extending through October 23, 2004. As more fully described in Item 6 below, the Reporting Person sold 245,032 of these Common Shares on November 8, 2002 and November 12, 2002 at prices per share based on the market price for the Common Shares as reported on the NASDAQ National Market on the dates of such sales, and used the sale proceeds to repay a loan made to the Reporting Person by a subsidiary of ACGL. In addition, on November 12, 2002, the Reporting Person gifted 300,000 of these Common Shares to Spouse. As a result of such gift, the Reporting Person does not beneficially own such gifted shares. The sales to ACGL and the gift to Spouse were previously disclosed on the Reporting Person's Form 4 filed on November 13, 2002.

(13) Acquired by the 2001 Trust from a transfer of 20,000 Common Shares previously held by the Reporting Person, as described in footnote (6) above.

(14) Granted in connection with ACGL's capital infusion in November 2001 for services as Chairman of ACGL's Board. This grant was more fully described in ACGL's Definitive Proxy Statement filed on January 23, 2002 and also disclosed in the Reporting Person's Form 4 filed on February 14, 2002. Of this amount, 12,883 Common Shares were sold to ACGL at a price per share based on the market price for the Common Shares as reported on the

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     NASDAQ National Market on the date of such sale, and the Reporting Person used the sale proceeds to repay a loan made to the Reporting Person by a subsidiary of ACGL, as previously disclosed in the Reporting Person's
     Form 4 filed on November 13, 2002 and as described in Item 6 below.

(15) Acquired by Sound View Partners, L.P. ("Sound View") in connection with ACGL's capital infusion in November 2001. The Reporting Person and Spouse are each general partners of Sound View. This investment was described in ACGL's Current Report on Form 8-K filed on November 9, 2001 and more fully in ACGL's Definitive Proxy Statement filed on January 23, 2002. This investment was also disclosed in the Reporting Person's Form 4 filed on December 10, 2001. The Class A Warrants were exercised on August 16, 2002, as described below. Taracay owns approximately 50% of Sound View. The Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, approximately 98% of the securities held by Sound View, which represents the ownership percentage of Sound View partners other than the Reporting Person, but excluding that portion of Sound View held Taracay to the extent of the Reporting Person's beneficial ownership of Taracay as reported in footnote (2) above.

(16) Acquired by the 2001 Trust from a transfer of 50,000 Common Shares previously held by the Reporting Person. Of this amount, 21,488 Common Shares were subsequently distributed back to the Reporting Person pursuant to the terms of the 2001 Trust, all as previously disclosed in the Reporting Person's Form 4 filed on November 13, 2002 and as described in footnotes (11) and (24).

(17) Granted to the Reporting Person for service as Chairman of ACGL's Board. These shares will vest on January 1, 2003. This grant was disclosed in the Reporting Person's Form 4 filed on February 14, 2002.

(18) Acquired as part of the post-closing purchase price adjustment under the terms of the agreement relating to the capital infusion in November 2001. This acquisition was also disclosed in the Reporting Person's Form 4 filed on July 10, 2002.

(19) Acquired by Sound View upon the cashless exercise of Class A Warrants to purchase 9,896 Common Shares at an exercise price of $20 per share. This acquisition was disclosed in the Reporting Person's Form 4 filed on August 29, 2002.

(20) Acquired upon the cashless exercise of Class A Warrants to purchase 80,000 Common Shares held by the Reporting Person at an exercise price of $20 per share, as described in footnote (4) above. This acquisition was disclosed in the Reporting Person's Form 4 filed on August 29, 2002. All of these Common Shares were subsequently sold to ACGL on November 8, 2002 at a price per share based on the market price for the Common Shares as reported on the NASDAQ National Market on the date of the sale, as more fully described in Item 6 below and as previously disclosed in the Reporting Person's
     Form 4 filed on November 13, 2002.

(21) Acquired upon the exercise of Class A Warrants to purchase 120,000 Common Shares held by the Reporting Person at an exercise price of $20 per share, as described in footnote (4) above. This acquisition was disclosed in the Reporting Person's Form 4 filed on September 18, 2002. All of these Common Shares were subsequently sold to ACGL on November 8, 2002 at a price per share based on the market price for the Common Shares as reported on

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     the NASDAQ National Market on the date of the sale, as more fully described in Item 6 below and as previously disclosed in the Reporting Person's Form 4 filed on November 13, 2002.

(22) Acquired upon the exercise of Class A Warrants to purchase 15,000 Common Shares held by Taracay at an exercise price of $20 per share, as described in footnote (2) above. This acquisition was disclosed in the Reporting Person's Form 4 filed on September 18, 2002.

(23) Acquired upon the cashless exercise of Class A Warrants to purchase 24,603 Common Shares held by Taracay at an exercise price of $20 per share, as described in footnote (2) above. This acquisition was disclosed in the Reporting Person's Form 4 filed on September 18, 2002.

(24) Acquired by the Reporting Person as a distribution from the 2001 Trust pursuant to the terms of the 2001 Trust. This acquisition was disclosed in the Reporting Person's Form 4 filed on November 13, 2002.

(25) Granted to the Reporting Person for service as Chairman of ACGL's Board. These grants were disclosed in the Reporting Person's Form 5 filed on February 9, 1996 and Form 4s filed on February 18, 1997, February 20, 1998, February 3, 1999 and February 11, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

               The Reporting Person acquired his beneficial ownership in the Common Shares for investment purposes. The Reporting Person does not have any present plan or proposal as a shareholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of
Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional Common Shares in the open market or a private transaction, or to transfer or sell any or all of his Common Shares or warrants to purchase Common Shares. In addition, the Reporting Person may, from to time, acquire additional Common Shares upon exercise of Class B Warrants or options to purchase Common Shares currently held by him.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

               (a) The Reporting Person beneficially owns 1,523,396 Common Shares, representing approximately 5.6% of the total number of Common Shares outstanding as of September 30, 2002, as adjusted for the repurchases of Common Shares described in Item 6 below. Of such total, 95,822 are issuable upon exercise of Preference Shares beneficially owned by the Reporting Person and 107,125 are issuable upon exercise of currently exercisable options to purchase Common Shares.

               Because the Preference Shares vote on an as-converted basis, the outstanding voting shares beneficially owned by the Reporting Person represent, in the aggregate, approximately 2.2% of the total voting power of all outstanding voting shares of ACGL, as adjusted for the repurchases of Common Shares described in Item 6 below.

               (b) The Reporting Person has sole dispositive and voting power with respect to 1,396,337 Common Shares beneficially owned by him, as adjusted for the repurchases of Common Shares described in Item 6 below.

               The Reporting Person is the managing partner of Taracay, with sole dispositive and voting power with respect to 76,839 Common Shares. The general partnership agreement for Taracay provides for the appointment and removal of the managing partner by a majority of the other partners, with the Reporting Person as the appointed managing partner. The Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, approximately 94% of the securities held

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by Taracay, which represents the ownership percentage of Taracay partners other than the Reporting Person and Spouse.

               The Reporting Person and Spouse are each general partners of Sound View. Each general partner has sole dispositive and voting power with respect 98,822 Preference Shares and 2,725 Common Shares. Taracay owns approximately 50% of Sound View. The Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, approximately 96% of the securities held by Sound View, which represents the ownership percentage of Sound View partners other than the Reporting Person and Spouse, but excluding that portion of Sound View held Taracay to the extent of the Reporting Person's and Spouse's beneficial ownership of Taracay as reported in this Item 5(b) above.

               Under the trust established under the Indenture dated December 9, 1996 between Spouse, as grantor (the "1996 Trust"), and the Reporting Person and Spouse, as trustees, the Reporting Person and Spouse share dispositive and voting power with respect to Class B Warrants to purchase 57,677 Common Shares. Under the 2001 Trust, the Reporting Person and Spouse, as trustees, share dispositive and voting power with respect to 48,512 Common Shares.

               The address of Spouse, who shares voting and dispositive power over the securities indirectly and beneficially owned by the Reporting Person held by Sound View, the 1996 Trust and the 2001 Trust, is c/o the Reporting Person at the Company's executive offices. To the knowledge of the Reporting Person, Spouse has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Spouse is a citizen of the United States of America. The principal occupation of Spouse is as an artist.

               (c) On August 16, 2002, Class A Warrants to purchase 9,896 Common Shares held by Sound View and Class A Warrants to purchase 80,000 Common Shares held by the Reporting Person were exercised on a cashless basis for 2,725 and 22,029 Common Shares, respectively, at a price of $20 per share. These acquisitions were disclosed in the Reporting Person's Form 4 filed on August 29, 2002. On September 16, 2002, Class A Warrants to purchase 120,000 Common Shares held by the Reporting Person were exercised for 120,000 Common Shares at a price of $20 per share. Also on September 16, 2002, Class A Warrants to purchase 39,603 Common Shares held by Taracay were exercised, with 15,000 Common Shares acquired from the exercise at $20 per share, and 6,839 Common Shares acquired from a cashless exercise at $20 per share. These acquisitions were disclosed in the Reporting Person's Form 4 filed on September 18, 2002.

               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Sound View is party to a management subscription agreement dated as of October 23, 2001, as amended, and a shareholders agreement dated as of November 20, 2001, as amended, with respect to the Preference Shares and Class A Warrants to purchase 9,896 Common Shares acquired by Sound View. This investment was made as part of the capital infusion described under the heading

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"Item 1. Business -- Recent Developments -- The Capital Infusion" in ACGL's
Annual Report on Form 10-K filed on March 19, 2002, which description is incorporated herein by reference. The Reporting Person is the general partner of Sound View. On August 16, 2002, Sound View exercised the Class A Warrants held by it, on a cashless basis at an exercise price of $20 per share, for 2,725 Common Shares.

               The Reporting Person may receive additional Preference Shares in the event of certain purchase price adjustments under the subscription agreement. Sound View acquired an additional 2,295 Preference Shares as part of a post-closing purchase price adjustment on June 28, 2002. If the aggregate amount of purchase price adjustments under the subscription agreement exceeds $250 million, investors of the Preference Shares may cause the Preference Shares and Class A Warrants issued therewith to be exchanged for preference shares and warrants, with identical rights and privileges, of a subsidiary of ACGL that holds ACGL's core insurance operations. Such parties also agreed not to transfer to a single person or group Common Shares or securities convertible into Common Shares representing in excess of either 51% of the votes then entitled to be cast in the election of directors or 51% of the then outstanding Common Shares without giving all shareholders the right to participate in such transaction on the same or substantially the same terms. Under the shareholders agreement, the Reporting Person has certain rights to have his Common Shares included in a registration under the Securities Act of 1933 if ACGL registers any Common Shares for its behalf or on behalf of its shareholders. ACGL has agreed not to pay any dividend or other distribution on, or repurchase, any Common Shares until it has repurchased Preference Shares having an aggregate value of $250 million at a per share price acceptable to the holders thereof. Under the shareholders agreement, for so long as the Reporting Person is willing and able to serve as the Chairman of ACGL, the Warburg Pincus investors and the Hellman & Friedman investors party to the shareholders agreement agreed to take such actions as may be necessary to cause the Reporting Person to be duly elected Chairman of ACGL. The foregoing summary of certain provisions of the subscription and shareholders agreements is qualified in its entirety by reference to the agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference.

               Of the Common Shares owned directly by the Reporting Person, 1,696,911 were restricted Common Shares, subject to vesting requirements. In connection with the capital infusion, 1,668,157 restricted Common Shares were granted on October 23, 2001 and 21,472 restricted Common Shares were granted on November 19, 2001. These restricted shares were initially scheduled to vest in five equal annual installments commencing on October 23, 2002. In October 2002, the vesting schedule was amended such that 60% of the shares vested on October 23, 2002, with the balance of the shares vesting in two equal annual installments commencing on October 23, 2003. In addition, in November 2002, ACGL agreed to purchase certain of the shares from the Reporting Person for a price per share based on the market price for the Common Shares as reported on the NASDAQ National Market on the dates of the sales in an aggregate amount equal to the outstanding principal balance of a loan made by a subsidiary of ACGL to the Reporting Person of $13,530,000, less any cash payment made by the Reporting Person to repay the loan. Pursuant to such agreement, the Reporting Person sold an aggregate of 411,744 Common Shares for an aggregate purchase price of $11,500,000. On November 12, 2002, the Reporting Person used all of such sale proceeds and $2,000,000 in cash to repay the entire loan balance. In addition, ACGL agreed to make gross-up payments to the Reporting Person in the event of certain tax liabilities in connection with the repurchases. During the loan period, the Reporting Person received payments of $638,000 from ACGL under his retention agreement, as described below, of which $364,000 was used by him to pay interest on the loan. The loan was made at the time the restricted Common Shares were granted in connection with the capital infusion for the purpose of paying income and self employment taxes on the grant of the restricted shares. The interest rate on the loan was the applicable federal rate, and the loan was scheduled to mature on the fifth anniversary of borrowing. If the Reporting Person's service as chairman is terminated by ACGL or is not continued

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

by ACGL for any reason, or his service terminates due to his death or permanent disability, the restricted shares will vest in full upon such termination of service. Any unvested shares will be forfeited if the Reporting Person otherwise terminates his service with ACGL. These grants were subject to shareholders approval, which was obtained on June 27, 2002. The parties to the shareholders agreement had agreed to vote in favor of these grants. The foregoing summary of the restricted share agreements is qualified in its entirety by reference to the agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference.

               The Reporting Person is also party to a retention agreement dated as of January 4, 2002. Under the terms of this agreement, the Reporting Person receives compensation for his service as Chairman of ACGL's Board. For 2002, under this agreement, the Reporting Person received 7,282 restricted Common Shares, which will vest on January 1, 2003. However, if the Reporting Person's service as chairman is terminated for any reason, he will be entitled to receive an amount equal to a prorated portion of his compensation for that year. The foregoing summary of the retention agreement is qualified in its entirety by reference to the agreement, which is filed as an exhibit to this Scheduled 13D and incorporated by reference.

               The Class A Warrants originally issued in September 1995 and the Class B Warrants were issued pursuant to subscription agreements dated as of June 28, 1995. Under these subscription agreements, the Class A Warrants and Class B Warrants were subject to a limitation on transfer, which terminated in September 1997. In addition, the Reporting Person has certain rights to have his Common Shares issued upon exercise of the Class A Warrants and issuable upon exercise of the Class B warrants included in a registration under the Securities Act of 1933 if ACGL registers any Common Shares for its behalf or on behalf of its shareholders. The foregoing summary is qualified in its entirety by reference to the subscription agreements, which are filed as exhibits to this
Schedule 13D and incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               All of the exhibits to this Schedule 13D were filed as exhibits to the filings made by ACGL with the Securities and Exchange Commission indicated in the footnotes below, which exhibits are incorporated herein by reference.

1. Subscription Agreement, dated as of October 24, 2001 (the "Subscription Agreement"), between Arch Capital Group Ltd. ("ACGL"), certain Warburg Pincus investment funds and certain Hellman & Friedman investment funds, as amended on November 20, 2001, January 4, 2002 and March 15, 2002. (1)

2. Shareholders Agreement, dated November 20, 2001, by and among ACGL and the shareholders party thereto, as amended on January 3, 2002 and March 15, 2002. (1)

3. Management Subscription Agreement, dated as of October 24, 2001, between ACGL and certain members of management. (2)

4.   Certificate of Designations of Series A Convertible Preference Shares. (3)

5.   Form of Class A Warrant Certificate. (3)

6.   Restricted Share Agreements for grants on May 5, 2000 (4), January 1, 2001
     (5), January 30, 2001 (2), October 23, 2001 (3), and November 19, 2001. (3)

7. Retention Agreement, dated January 4, 2002, among ACGL, Arch Capital (U.S.) Inc. and Robert Clements, including Form of Promissory Note. (3)

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8.   Retention and Change in Control Agreement, dated as of May 5, 2000, between
     ACGL and Robert Clements. (6)

9. Amended and Restated Subscription Agreement, dated as of June 28, 1995, between ACGL and Taracay Investors. (7)

10. Amended and Restated Subscription Agreement, dated as of June 28, 1995, between ACGL and Marsh & McLennan Risk Capital Holdings, Ltd. (7)

11. Class A Common Share Purchase Warrants issued to Taracay Investors on September 19, 1995 (7) and September 28, 1995 (8).

12.  Stock Option Agreements for grants in 1996 (9), 1997 (10) and 1998 (11).

13.  Amendments to Stock Option Agreements, dated March 22, 2000. (4)

14.  ACGL's 1999 Long Term Incentive and Share Award Plan. (12)

15.  ACGL's 1995 Long Term Incentive and Share Award Plan. (7)

16.  First Amendment to ACGL's 1995 Long Term Incentive and Share Award
     Plan. (8)

17. Amendment, dated as of October 23, 2002, to Restricted Share Agreement dated October 23, 2001 between ACGL and the Reporting Person. (13)

18. Amendment, dated as of October 23, 2002, to Restricted Share Agreement dated November 19, 2001 between ACGL and the Reporting Person. (13)

19. Share Purchase Agreement, dated November 6, 2002, between ACGL and the Reporting Person. (13)


(1) Filed as an exhibit to ACGL's Annual Report on Form 10-K filed on March 19, 2002.

(2) Filed as an exhibit to ACGL's Quarterly Report on Form 10-Q filed on November 14, 2001.

(3) Filed as an exhibit to ACGL's Current Report on Form 8-K filed on January 4, 2002.

(4) Filed as an exhibit to ACGL's Quarterly Report on Form 10-Q filed on November 14, 2000.

(5) Filed as an exhibit to ACGL's Annual Report on Form 10-K filed on April 2, 2001.

(6) Filed as an exhibit to ACGL's Current Report on Form 8-K filed on September 8, 2000.

(7) Filed as an exhibit to ACGL's Annual Report on Form 10-K filed on March 30, 1996.

(8) Filed as an exhibit to ACGL's Annual Report on Form 10-K filed on March 31, 1997.

(9) Filed as an exhibit to ACGL's Quarterly Report on Form 10-Q filed on August 14, 1997.

(10) Filed as an exhibit to ACGL's Annual Report on Form 10-K filed on March 27, 1998.

(11) Filed as an exhibit to ACGL's Annual Report on Form 10-K filed on March 30, 1999.

(12) Filed as an exhibit to ACGL's Definitive Proxy Statement filed on April 14, 1999.

(13) Filed as an exhibit to ACGL's Current Report on Form 8-K filed on November 7, 2002.
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SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2002.


                                               By: /s/ Robert Clements
                                                  ------------------------------


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